

July 16, 2010

Via Facsimile at (212) 403-2000 and U.S. Mail

Lawrence S. Makow, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

> **Re:** **Fidelity National Information Services, Inc.**
> **Schedule TO-I and TO-I/A**
> **Filed July 6, 2010 and July 9, 2010**
> **File No. 5-62419**

Dear Mr. Makow:

We have limited our review of the filing to those issues we have addressed in our comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase
General

1. We note that you expect to determine the purchase price for the securities tendered "as promptly as practicable after the Tender Offer expires…" and then pay for the tendered securities. In order to comply with Rules 13e-4(f)(5) and 14e-1(c), you must determine the price and pay for the securities "promptly." Please revise throughout your Offer to Purchase.

Summary Term Sheet, page 1

2. We note that you have conditioned your offer on the receipt of funding on terms that are acceptable to you in your sole discretion.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within your direct or indirect control, and are drafted with sufficient specificity to allow the investor to objectively verify that the conditions have been satisfied. With this in mind, amend your offer to purchase to remove this and any other condition which falls within the exclusive, subjective discretion of the bidder.

Number of Shares; Purchase Price; Proration, page 18

3. The disclosure at page 19 indicates, "if we materially change the… information concerning the Tender Offer… we will extend the Tender Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act." Please advise us whether FIS will extend the tender offer to the extent required when financing is received.

Purpose of the Tender Offer, page 21

4. We note that you do not believe that this offer will cause the number of holders of the Shares to drop below 300, or result in the Shares becoming eligible for termination of registration under the Exchange Act. Tell us what consideration, if any, you have given to the possibility that the offer, taken together with the ongoing repurchase program and any future offers to purchase the Shares that you are aware of or are contemplating, may constitute one in series of transactions that could have a Rule 13e-3 effect, as defined in Rule 13e-3(a)(3).

Purchase of Shares and Payment of Purchase Price, page 31

5. We note your disclosure that it will take at least five business days to calculate the final proration factor for the transaction and pay for the tendered Shares. Please explain how this comports with the prompt payment provisions of Rule 13e-4(f)(5) and Rule 14e-1(c).

Conditions of the Tender Offer, page 32

6. Some of your conditions lack sufficient specificity to permit objective verification by Note holders that the conditions have been satisfied. Please revise the following points to provide greater clarity:

    - In the third bullet point at the top of page 33, how can shareholders be expected to determine whether there has been an action threatened or an

> approval withheld, proposed, sought or "deemed to be applicable to" the tender offer? Revise to limit the bullet point to objectively verifiable events.
> - In the third and fifth sub-bullet points under the fourth bullet point of this section, revise to state specifically what kinds of events affecting the currency exchange rates or credit markets would cause you to terminate the transaction. That is, are you referring to only those events that would negatively affect these markets? If so, please specify.

7. We note your disclosure that FIS may assert the conditions or waive them at any time or from time to time, and that failure to assert a condition shall not be deemed a waiver of FIS's rights. As the bidder, FIS has the right to waive any listed offer condition. However, if a condition is "triggered," you may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure to security holders. Please confirm your understanding in your response letter.

8. We note the disclosure that indicates that determinations made by FIS concerning the offer conditions will be "final and binding" upon all persons who tender. Revise to indicate that security holders may challenge the issuer's determinations in a court of competent jurisdiction.

Additional Information, page 45

9. Revise to include the SEC's correct street address.

Miscellaneous, page 60

10. We note your disclosure that FIS will not make the tender offer to "(nor will tenders be accepted from or on behalf of)" holders residing in a jurisdiction where you cannot comply with that jurisdiction's applicable law. The all-holders provision in Rule 13e-4(f)(8)(i) requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 13e-4(f)(9)(ii) please

clarify that in your response, but otherwise please revise to ensure compliance with Rule 13e-4(f)(8).

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions